Mr Jim Rosenberg
Securities and Exchange Commission
100 First Street, N.E.
Washington DC
20549

September 11, 2007


Dear Mr. Rosenberg

In relation to your letter dated August 24, 2007 please be advised that Trinity Biotech plc will respond no later than Friday, September 28, 2007. The delay in response is due to the temporary lack of availability of key internal resources arising from vacation.

Yours sincerely

/s/Rory Nealon
Rory Nealon
Chief Financial Officer
Trinity Biotech plc.